Link Real Estate Marketplace, LLC
Reg CF offering, officer's financial certification

I, Luis Rucobo, certify that:

(1) the financial statements of Link Real Estate Marketplace, LLC included in this Form C filing and related offering materials are true and complete in all material respects; and

(2) the tax return information of Link Real Estate Marketplace, LLC included in this Form reflects accurately the information reported on the tax return for the company filed for the fiscal year ended December 31, 2022

_____

Title: Chief Executive Officer

Link Real Estate Marketplace, LLC

4445 Corporation Lane
Suite 264
Virginia Beach, Virginia 23462
linkrem2021@gmail.com
FEIN 26-1739686

Profit and Loss Statement
Period Ended December 31, 2021

Income

Sales	$0.00	
Services	$0.00	
Advertising Revenue	$0.00	
Fee Revenue	$0.00	
Other Income	$0.00	
Total Income		**$0.00**

Expenses

Accounting	$0.00	
Advertising	$0.00	
Bank Charges	$0.00	
Payroll	$0.00	
Leases	$0.00	
Legal	$0.00	
Other Expenses	$149.00	
Total Expenses		**$149.00**
Profit/Loss		**-$149.00**

Link Real Estate Marketplace, LLC

4445 Corporation Lane
Suite 264
Virginia Beach, Virginia 23462
linkrem2021@gmail.com
FEIN 26-1739686

Balance Sheet
Period Ended December 31, 2021

Assets		Liabilities and Shareholder's Equity	
Current Assets		**Current Liabilities**	
Cash and Cash Equivalents	$0.00	Accounts Payable	$0.00
Accounts Receivable	$0.00	Notes Payable	$0.00
Investments	$0.00	Accrued Expenses	$0.00
		Deferred Revenue	$0.00
Total Current Assets	**$0.00**		
		Total Current Liabilities	**$0.00**
Property and Equipment			
Land	$0.00	Long-Term Debt	$0.00
Buildings	$0.00		
Equipment	$0.00	**Total Liabilities**	$0.00
Other Assets		**Shareholder's Equity**	
Intangible Assets	$0.00	Common Stock	$0.00
		Additional Paid-in Capital	$0.00
Total Assets	**$0.00**	Retained Earnings	$0.00
		Total Liabilities and Shareholder's Equity	**$0.00**

Link Real Estate Marketplace, LLC

4445 Corporation Lane
Suite 264
Virginia Beach, Virginia 23462
linkrem2021@gmail.com
FEIN 26-1739686

Profit and Loss Statement
Period Ended December 31, 2022

Income

Sales	$0.00
Services	$0.00
Advertising Revenue	$0.00
Fee Revenue	$0.00
Other Income	$0.00

Total Income   **$0.00**

Expenses

Accounting	$0.00
Advertising	$0.00
Bank Charges	$0.00
Payroll	$0.00
Leases	$0.00
Legal	$0.00
Other Expenses	$0.00

Total Expenses   **$0.00**

Profit/Loss   **$0.00**

Link Real Estate Marketplace, LLC

4445 Corporation Lane
Suite 264
Virginia Beach, Virginia 23462
linkrem2021@gmail.com
FEIN 26-1739686

Balance Sheet
Period Ended December 31, 2022

Assets		Liabilities and Shareholder's Equity	
Current Assets		**Current Liabilities**	
Cash and Cash Equivalents	$0.00	Accounts Payable	$0.00
Accounts Receivable	$0.00	Notes Payable	$0.00
Investments	$0.00	Accrued Expenses	$0.00
		Deferred Revenue	$0.00
Total Current Assets	**$0.00**	**Total Current Liabilities**	**$0.00**
Property and Equipment		Long-Term Debt	$0.00
Land	$0.00		
Buildings	$0.00	**Total Liabitlities**	$0.00
Equipment	$0.00		
		Shareholder's Equity	
Other Assets		Common Stock	$0.00
Intangible Assets	$0.00	Additional Paid-in Capital	$0.00
		Retained Earnings	$0.00
Total Assets	**$0.00**		
		Total Liabilities and Shareholder's Equity	$0.00

Form **1065**

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2022, or tax year beginning _____, 2022, ending _____, 20 ___.

Go to *www.irs.gov/Form1065* for instructions and the latest information.

OMB No. 1545-0123

2022

A Principal business activity **Online Marketplace**	**D** Employer identification number **93-1503147**
B Principal product or service **Advertising**	**E** Date business started **12/14/2021**

Name of partnership: **Link Real Estate Marketplace, LLC**

Number, street, and room or suite no. If a P.O. box, see instructions. **4445 Corpopration Lane, Suite 264**

City or town, state or province, country, and ZIP or foreign postal code **Virginia Beach, Virginia 23462**

Type or Print

C Business code number **519200**

F Total assets (see instructions) $ 0

G Check applicable boxes: **(1)** ☑ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return

H Check accounting method: **(1)** ☑ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify): _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year: **1**

J Check if Schedules C and M-3 are attached . . . . ☐

K Check if partnership: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See instructions for more information.

Income

1a	Gross receipts or sales	1a	0	
b	Returns and allowances	1b	0	
c	Balance. Subtract line 1b from line 1a	1c		0
2	Cost of goods sold (attach Form 1125-A)	2		0
3	Gross profit. Subtract line 2 from line 1c	3		0
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)	4		0
5	Net farm profit (loss) (attach Schedule F (Form 1040))	5		0
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	6		0
7	Other income (loss) (attach statement)	7		0
8	**Total income (loss).** Combine lines 3 through 7	8		0

Deductions (see instructions for limitations)

9	Salaries and wages (other than to partners) (less employment credits)	9		0
10	Guaranteed payments to partners	10		0
11	Repairs and maintenance	11		0
12	Bad debts	12		0
13	Rent	13		0
14	Taxes and licenses	14		0
15	Interest (see instructions)	15		0
16a	Depreciation (if required, attach Form 4562)	16a	0	
b	Less depreciation reported on Form 1125-A and elsewhere on return .	16b	0	16c	0
17	Depletion **(Do not deduct oil and gas depletion.)**	17		0
18	Retirement plans, etc.	18		0
19	Employee benefit programs	19		0
20	Other deductions (attach statement)	20		0
21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20 . . .	21		0
22	**Ordinary business income (loss).** Subtract line 21 from line 8	22		0

Tax and Payment

23	Interest due under the look-back method—completed long-term contracts (attach Form 8697) .	23	0
24	Interest due under the look-back method—income forecast method (attach Form 8866) . . .	24	0
25	BBA AAR imputed underpayment (see instructions)	25	0
26	Other taxes (see instructions)	26	0
27	**Total balance due.** Add lines 23 through 26	27	0
28	Payment (see instructions)	28	0
29	**Amount owed.** If line 28 is smaller than line 27, enter amount owed	29	0
30	**Overpayment.** If line 28 is larger than line 27, enter overpayment	30	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

Signature of partner or limited liability company member _____

Date **5/26/23**

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed / PTIN
Firm's name			Firm's EIN
Firm's address			Phone no.

For Paperwork Reduction Act Notice, see separate instructions.

Cat. No. 11390Z

Form **1065** (2022)

Schedule B	Other Information		

		Yes	No
1	What type of entity is filing this return? Check the applicable box:		
a	☐ Domestic general partnership **b** ☐ Domestic limited partnership		
c	☑ Domestic limited liability company **d** ☐ Domestic limited liability partnership		
e	☐ Foreign partnership **f** ☐ Other: _____		
2	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		✔
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		✔
3	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		✔

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below . .		✔

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
4	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3	✔	
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; item F on page 1 of Form 1065; or item L on Schedule K-1.		
5	Is this partnership a publicly traded partnership, as defined in section 469(k)(2)?		✔
6	During the tax year, did the partnership have any debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		✔
7	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		✔
8	At any time during calendar year 2022, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country _____		✔
9	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		✔
10a	Is the partnership making, or had it previously made (and not revoked), a section 754 election?		✔
	See instructions for details regarding a section 754 election.		
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		✔
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		✔

	Schedule B	Other Information *(continued)*	Yes	No
11		Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) . . . . ☐		
12		At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		✔
13		If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect to Foreign Disregarded Entities (FDEs) and Foreign Branches (FBs), enter the number of Forms 8858 attached. See instructions		
14		Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership . . . . _____		✔
15		Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return . . . . _____		
16a		Did you make any payments in 2022 that would require you to file Form(s) 1099? See instructions		✔
b		If "Yes," did you or will you file required Form(s) 1099?		✔
17		Enter the number of Forms 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, attached to this return . . . . _____		
18		Enter the number of partners that are foreign governments under section 892 . . . . _____		
19		During the partnership's tax year, did the partnership make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		✔
20		Was the partnership a specified domestic entity required to file Form 8938 for the tax year? See the Instructions for Form 8938		✔
21		Is the partnership a section 721(c) partnership, as defined in Regulations section 1.721(c)-1(b)(14)?		✔
22		During the tax year, did the partnership pay or accrue any interest or royalty for which one or more partners are not allowed a deduction under section 267A? See instructions		✔
		If "Yes," enter the total amount of the disallowed deductions . . . . $ _____		
23		Did the partnership have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		✔
24		Does the partnership satisfy one or more of the following? See instructions		✔
a		The partnership owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b		The partnership's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $27 million and the partnership has business interest expense.		
c		The partnership is a tax shelter (see instructions) and the partnership has business interest expense.		
		If "Yes" to any, complete and attach Form 8990.		
25		Is the partnership attaching Form 8996 to certify as a Qualified Opportunity Fund?		✔
		If "Yes," enter the amount from Form 8996, line 15 . . . . $ _____		
26		Enter the number of foreign partners subject to section 864(c)(8) as a result of transferring all or a portion of an interest in the partnership or of receiving a distribution from the partnership . . . . _____		
		Complete Schedule K-3 (Form 1065), Part XIII, for each foreign partner subject to section 864(c)(8) on a transfer or distribution.		
27		At any time during the tax year, were there any transfers between the partnership and its partners subject to the disclosure requirements of Regulations section 1.707-8?		✔
28		Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties constituting a trade or business of your partnership, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the partners held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions. Percentage: By vote: _____ By value: _____		✔
29		Reserved for future use		
30		Is the partnership electing out of the centralized partnership audit regime under section 6221(b)? See instructions.		✔
		If "Yes," the partnership must complete Schedule B-2 (Form 1065). Enter the total from Schedule B-2, Part III, line 3 . . . . _____		
		If "No," complete Designation of Partnership Representative below.		

Designation of Partnership Representative (see instructions)
Enter below the information for the partnership representative (PR) for the tax year covered by this return.

Name of PR	**Christian Anthony Rucobo**		
U.S. address of PR	**4445 Corpopration Lane, Suite 264** **Virginia Beach, Virginia 23462**	U.S. phone number of PR	**804-852-7789**
If the PR is an entity, name of the designated individual for the PR			
U.S. address of designated individual		U.S. phone number of designated individual	

Schedule K	Partners' Distributive Share Items		Total amount

Income (Loss)	**1**	Ordinary business income (loss) (page 1, line 22)	**1**	0
	2	Net rental real estate income (loss) (attach Form 8825)	**2**	0
	3a	Other gross rental income (loss) **3a** 0		
	b	Expenses from other rental activities (attach statement) **3b** 0		
	c	Other net rental income (loss). Subtract line 3b from line 3a	**3c**	0
	4	Guaranteed payments: **a** Services **4a** 0 **b** Capital **4b**		
		c Total. Add lines 4a and 4b	**4c**	0
	5	Interest income	**5**	0
	6	Dividends and dividend equivalents: **a** Ordinary dividends	**6a**	0
		b Qualified dividends **6b** 0 **c** Dividend equivalents **6c** 0		
	7	Royalties	**7**	0
	8	Net short-term capital gain (loss) (attach Schedule D (Form 1065))	**8**	0
	9a	Net long-term capital gain (loss) (attach Schedule D (Form 1065))	**9a**	0
	b	Collectibles (28%) gain (loss) **9b** 0		
	c	Unrecaptured section 1250 gain (attach statement) **9c** 0		
	10	Net section 1231 gain (loss) (attach Form 4797)	**10**	0
	11	Other income (loss) (see instructions) Type:	**11**	0
Deductions	**12**	Section 179 deduction (attach Form 4562)	**12**	0
	13a	Contributions	**13a**	0
	b	Investment interest expense	**13b**	0
	c	Section 59(e)(2) expenditures: **(1)** Type: **(2)** Amount:	**13c(2)**	0
	d	Other deductions (see instructions) Type:	**13d**	0
Self-Employ-ment	**14a**	Net earnings (loss) from self-employment	**14a**	0
	b	Gross farming or fishing income	**14b**	0
	c	Gross nonfarm income	**14c**	0
Credits	**15a**	Low-income housing credit (section 42(j)(5))	**15a**	0
	b	Low-income housing credit (other)	**15b**	0
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	**15c**	0
	d	Other rental real estate credits (see instructions) Type:	**15d**	0
	e	Other rental credits (see instructions) Type:	**15e**	0
	f	Other credits (see instructions) Type:	**15f**	0
Inter-national	**16**	Attach Schedule K-2 (Form 1065), Partners' Distributive Share Items—International, and check this box to indicate that you are reporting items of international tax relevance . . . . . ☐		
Alternative Minimum Tax (AMT) Items	**17a**	Post-1986 depreciation adjustment	**17a**	0
	b	Adjusted gain or loss	**17b**	0
	c	Depletion (other than oil and gas)	**17c**	0
	d	Oil, gas, and geothermal properties—gross income	**17d**	0
	e	Oil, gas, and geothermal properties—deductions	**17e**	0
	f	Other AMT items (attach statement)	**17f**	0
Other Information	**18a**	Tax-exempt interest income	**18a**	0
	b	Other tax-exempt income	**18b**	0
	c	Nondeductible expenses	**18c**	0
	19a	Distributions of cash and marketable securities	**19a**	0
	b	Distributions of other property	**19b**	0
	20a	Investment income	**20a**	0
	b	Investment expenses	**20b**	0
	c	Other items and amounts (attach statement)		
	21	Total foreign taxes paid or accrued	**21**	0

Analysis of Net Income (Loss) per Return

		(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 21 . . . . **1**					0	
2	Analysis by partner type:						
a	General partners						
b	Limited partners						

Schedule L — Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		0		0
2a	Trade notes and accounts receivable	0		0	
b	Less allowance for bad debts	0	0	0	0
3	Inventories		0		0
4	U.S. Government obligations		0		0
5	Tax-exempt securities		0		0
6	Other current assets (attach statement)		0		0
7a	Loans to partners (or persons related to partners) .		0		0
b	Mortgage and real estate loans		0		0
8	Other investments (attach statement)		0		0
9a	Buildings and other depreciable assets	0		0	
b	Less accumulated depreciation	0	0	0	0
10a	Depletable assets	0		0	
b	Less accumulated depletion	0	0	0	0
11	Land (net of any amortization)		0		0
12a	Intangible assets (amortizable only)	0		0	
b	Less accumulated amortization	0	0	0	0
13	Other assets (attach statement)		0		0
14	Total assets		0		0
	Liabilities and Capital				
15	Accounts payable		0		0
16	Mortgages, notes, bonds payable in less than 1 year		0		0
17	Other current liabilities (attach statement)		0		0
18	All nonrecourse loans		0		0
19a	Loans from partners (or persons related to partners) .		0		0
b	Mortgages, notes, bonds payable in 1 year or more .		0		0
20	Other liabilities (attach statement)		0		0
21	Partners' capital accounts		0		0
22	Total liabilities and capital		0		0

Schedule M-1 — Reconciliation of Income (Loss) per Books With Analysis of Net Income (Loss) per Return

Note: The partnership may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		**6**	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		**a**	Tax-exempt interest $	
3	Guaranteed payments (other than health insurance)		**7**	Deductions included on Schedule K, lines 1 through 13d, and 21, not charged against book income this year (itemize):	
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 21 (itemize):		**a**	Depreciation $	
a	Depreciation $		**8**	Add lines 6 and 7	
b	Travel and entertainment $		**9**	Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	
5	Add lines 1 through 4				

Schedule M-2 — Analysis of Partners' Capital Accounts

1	Balance at beginning of year . . .		**6**	Distributions: **a** Cash	
2	Capital contributed: **a** Cash . . .			**b** Property	
	b Property . .		**7**	Other decreases (itemize):	
3	Net income (loss) (see instructions) .				
4	Other increases (itemize):		**8**	Add lines 6 and 7	
5	Add lines 1 through 4		**9**	Balance at end of year. Subtract line 8 from line 5	